Filed by Albemarle Corporation
(Commission File No.: 1-12658)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Rockwood Holdings, Inc.
(Commission File No: 1-32609)

AI&P Customer Letter

Dear Customer,

As you may have seen, Albemarle recently announced an agreement to acquire Rockwood Holdings, a leading global developer, manufacturer and marketer of specialty chemicals. You can view the press release we issued here.

As I am sure you remember, earlier this year, Albemarle announced a separate agreement to sell our antioxidants, FDA-regulated ibuprofen and propofol businesses and assets to SI Group, a leading global developer and manufacturer of chemical intermediates, specialty resins, and solutions. As a customer of that business segment, we felt it was important to reach out and provide you with an update given our announcement to acquire Rockwood.

Currently, our previously announced asset sale to SI Group is proceeding as planned and we continue to expect it to close later this year. We don’t anticipate that the recent announcement concerning Rockwood will have any impact on our transaction with SI Group or our ability to continue meeting your needs. If you have any questions about the Rockwood announcement or the transition to SI Group, please don’t hesitate to contact your Albemarle representative.

Sincerely,

/S/ Tom Thomas

Tom Thomas

Division Vice President Antioxidants

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements with respect to the Rockwood transaction and its impact on the transaction with SI Group and our ability to continue meeting customer needs, the targeted close date for the SI Group transaction, and all other information relating to matters that are not historical facts. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include the ability to successfully obtain the necessary regulatory approvals and financing for the Rockwood transaction, operate and integrate Rockwood’s operations and realize estimated synergies while at the same time working to close the SI Group transaction and meet the needs of customers, as well as the other factors detailed from time to time in the reports we file with the SEC, including those described under “Risk Factors” in our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Stockholders and Investors

Nothing in this letter shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Albemarle or Rockwood or a solicitation of any vote or approval. In connection with the proposed transaction, Albemarle and Rockwood will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (“SEC”), and Albemarle will file a Registration Statement on Form S-4 with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders and investors will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Albemarle and Rockwood, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Albemarle Corporation, 451 Florida Street, Baton Rouge, Louisiana 70801, USA, Attention: Investor Relations, Telephone: +1 (225) 388-7322, or to Rockwood Holdings, Inc., 100 Overlook Center, Princeton, New Jersey 08540, USA, Attn: Investor Relations, Telephone +1 (609) 524-1101.

Participants in Solicitation

Albemarle, Rockwood, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Albemarle’s directors and executive officers is available in its proxy statement filed with the SEC by Albemarle on March 28, 2014, and information regarding Rockwood’s directors and executive officers is available in its proxy statement filed with the SEC by Rockwood on March 28, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.